EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Active subsidiaries as of December 31, 2018

Name of Entity	Jurisdiction of Incorporation/Organization
Forrester Germany GmbH	Germany
Forrester Hong Kong Limited	Hong Kong
Forrester International S.à r.l.	Luxembourg
Forrester Market Advisory (Beijing) Co., Ltd.	China
Forrester Research Australia Pty Limited	Australia
Forrester Research B.V.	Netherlands
Forrester Research (Canada) Inc.	Canada
Forrester Research India Private Limited	India
Forrester Research Israel Limited	Israel
Forrester Research Limited	United Kingdom
Forrester Research SAS	France
Forrester Research S.r.l.	Italy
Forrester Singapore Pte. Ltd.	Singapore
Forrester Switzerland GmbH	Switzerland
Whitcomb Investments, Inc.	Massachusetts